UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

ANGIOTECH PHARMACEUTICALS, INC.
(Registrant's name)

1618 Station Street,
Vancouver, B.C.
Canada V6A 1B6
(604) 221-7676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____   Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release	Angiotech Receives Favourable Decision From The European Patent Office

FORWARD-LOOKING STATEMENTS

Statements contained in this press release that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.

Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; and any other factors that may affect performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the continued availability of capital to finance our activities; our ability to continue to integrate into our business the operations of American Medical Instruments Holdings, Inc. ("AMI"); our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI; and any other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the SEC.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this prospectus to reflect future results, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: March 15, 2007

By: /s/
Name: K. Thomas Bailey
Title: Chief Financial Officer

Exhibit 1



FOR IMMEDIATE RELEASE
PRESS RELEASE
March 15, 2007

ANGIOTECH RECEIVES FAVOURABLE DECISION FROM THE EUROPEAN PATENT OFFICE

EPO Rejects Attempted Intervention and Appeals of Conor Medsystems and Sahajanand Medical

VANCOUVER, BC, March 15, 2007 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), a global specialty pharmaceutical and medical device company, announced a favourable decision regarding its Hunter Patent from the European Patent Office (EPO) in Munich, Germany.

The EPO's Technical Board of Appeal rejected the attempt by Conor Medsystems Inc. and Sahajanand Medical Technologies Pvt. Ltd. to intervene and appeal an earlier decision by the Opposition Division of the European Patent Office, which upheld the Hunter patent. The decision found that these appeals were "inadmissible."

"We are pleased with the EPO's decision, and Angiotech views this outcome as yet another confirmation of the strength and validity of our patent portfolio," said Dr. William Hunter, President and CEO of Angiotech.

"We continue to have great success defending our intellectual property, and we remain committed to vigorously protect our important proprietary technologies in jurisdictions around the world," added Dr. Hunter.

Note on Forward Looking Statements:

Statements contained in this press release that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.

Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; and any other factors that may affect performance. In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete preclinical and clinical development of our products; changes in business strategy or development plans; our failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; the ability to enter into, and to maintain, corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the continued availability of capital to finance our activities; our ability to continue to integrate into our business the operations of American Medical Instruments Holdings, Inc. ("AMI"); our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI; and any other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the SEC.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this prospectus to reflect future results, events or developments.

About Angiotech

Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company with 17 facilities in 6 countries and over 1,500 dedicated employees. Angiotech discovers, develops and markets innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

CONTACTS:

Janet Craig
VP, Investor Relations and Corporate Communications
Angiotech Pharmaceuticals, Inc.
(604) 221-6933
jcraig@angio.com

Jodi Regts
Manager, Investor Relations and Corporate Communications
Angiotech Pharmaceuticals, Inc.
(604) 221-7930
jregts@angio.com